SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Contact:      Edson Alves Menini
Tele Leste Celular Participações
(55-11) 3059 7531

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
REPORTS RESULTS FOR THE FIRST QUARTER OF 2003

Salvador, Brazil, April 28, 2003 – Tele Leste Celular Participações S.A. – TLCP, (BOVESPA: TLCP3 (Common), TLCP4 (Preferred), NYSE: TBE), announced today its consolidated results for the first quarter 2003 (1Q03). TLCP is the holding company that owns 100% of Telebahia Celular S.A. and Telergipe Celular S.A., the leading cellular operators in the states of Bahia and Sergipe, respectively.

The following financial and operating information, except where otherwise stated, are presented in accordance with Brazilian Corporate Law and on a consolidated basis. Comparisons, unless otherwise stated, refer to the first quarter of 2002 (1Q02). Dollar figures are provided only for your convenience and the conversion is made at an exchange rate of R$ 3.3531 per US dollar, as of March 31, 2003.

HIGHLIGHTS

TLCP (1)

R$ million	1Q03	4Q02	% Change	1Q 02	% Change

Net Operating Revenue - Services	102.5	101.8	0.7%	99.1	3.4%
Net Operating Revenue - Equipment	5.3	13.9	-62.1%	8.5	-37.8%
Total Net Operating Revenues	107.8	115.7	-6.9%	107.6	0.1%
Total Operating Costs	(79.0)	(84.3)	-6.3%	(69.8)	13.3%
EBITDA	28.8	31.4	-8.5%	37.9	-24.1%
EBITDA Margin	26.7%	27.1%	-0.5 p.p.	35.2%	-8.5 p.p.
EBITDA Margin (exc. equipment)	31%	35%	-4.0 p.p.	39%	-8.0 p.p.
EBIT	(17.4)	2.1	n.a.	12.8	n.m.
Net Income	(16.2)	(6.0)	170.1%	3.6	n.m.
EPS *	(0.03)	(0.01)	170.1%	0.01	n.m.
EPADR *	(1.69)	(0.62)	170.1%	0.37	n.m.
CAPEX (YTD)	6.1	45.4	-86.6%	8.4	-27.7%
CAPEX as % of Revenues	6%	39%	n.a.	8%	n.m.
Operational Cash Flow (CF)	22.7	(14.0)	n.a.	29.5	-23.1%
CFPS*	0.05	(0.03)	n.a.	0.06	-23.1%
CFPADR*	2.36	(1.48)	n.a.	3.07	-23.1%
Customers, of which (in thousand)	976	973	0.4%	851	14.7%
Post Paid	296	299	-1.0%	318	-6.9%
Pre paid	680	673	1.0%	533	27.7%

EBITDA - earnings before interest, taxes, depreciation, amortization
EBIT - earnings before interests, taxes,
Operational Cash Flow = EBITDA - Capex
* Earnings and cash flow per share information is calculated on the basis of 1,000 shares

BASIS FOR PRESENTING OF THE RESULTS

  As of December 27, 2002, the operations of Telesp Celular Participações, Tele Sudeste Celular Participações, CRT Celular Participações and Tele Leste Celular Participações have all been gathered under the umbrella of the same economic Group (brand “Vivo”). Therefore, accounting and managerial practices have been standardized during the first quarter of this year. As a result, all information released to the market will reflect these unified procedures, which were in line with auditors’ opinion.

  The standardization of accounting practices includes a main adjustment related to deferring of revenues and costs of handsets sold to dealers. We used to recognize these revenues and costs when the handset was sold. From January 1st on, they will only be recognized when the handset is activated. The positive impact on EBITDA was approximately R$ 0.2 million in 1Q03.

  Cleaning up the client base – Following the standardization of management practices and adopting more rigorous criteria for prepaid customers, the Company started disconnecting these clients after 90 days of non-recharging, reducing the previous period of 120 days. Consequently, 59,087 prepaid subscribers were disconnected in the first quarter of 2003.

1Q03 HIGHLIGHTS:

Client Base

  The number of subscribers increased 14.7% to 976 thousand clients compared to 1Q02. This represents a net addition of 125 thousand new customers.

Traffic

  Post paid MOU (minutes of use) reached 175 in the first quarter of 2003, a 2.1% increase when compared to 1Q02 (172). Blended MOU totaled 94.8 in 1Q03, a 12.0% decrease in comparison with 108 in 1Q02, as a result of a lower prepaid MOU.

Capital Expenditures

  Capital expenditures in this quarter totaled R$ 6.1 million (US$ 1.8 million). This amount represents 6% of net revenues, while in the same period of last year it was equivalent to 8% of net revenues, following a strict investment policy.

Operating Performance

  Net revenues totaled R$ 107.8 million (US$ 32.1 million) in 1Q03, a R$ 0.2 million increase compared to R$ 107.6 million in 1Q02.

  Postpaid ARPU (Average Revenue per User) reached R$ 76 (US$ 22.8) in the quarter, a 19.0% increase compared to 1Q02, as a result of the continuous focus on high-end and corporate customers and of tariff readjustments. Blended ARPU was R$ 35 (US$ 10.3) in 1Q03, a reduction when compared to R$ 40 in 1Q02, which was partially influenced by extraordinary and non-recurring revenues recognized in 2002.

  EBITDA totaled R$ 28.8 million (US$ 8.6 million) in 1Q03, a 24.1% decrease when compared to 1Q02, basically a result of higher selling expenses due to new competition.

  EBITDA margin also decreased, reaching 27% in 1Q03 from 35% in 1Q02.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Operating data presented below relates to TLCP, the holding company that owns Telebahia Celular and Telergipe Celular, the A-Band cellular operators in the states of Bahia and Sergipe, respectively.

Operational Ratios - Tele Leste Celular

(in thousand) - end of period	1Q03	4Q02	%change	1Q02	%change

Total number of subscribers, of which	976	973	0.4%	851	14.7%

Contract	296	299	-1.0%	318	-6.9%
Prepaid(1)	680	673	1.0%	533	27.7%

Analog	117	152	-22.6%	198	-40.8%
Digital	859	821	4.6%	653	31.6%

(in thousand)	1Q03	4Q02	%change	1Q02	%change

Net additions in the period, of which	3	41	-91.7%	29	-88.4%

Contract	-3	-9	-65.5%	-5	-32.1%
Prepaid(1)	6	50	-87.0%	34	-80.9%

	1Q03	4Q02	%change	1Q02	%change

ARPU (in R$ per month)(1)	33	38	-12.4%	39	-16.2%
ARPU in the period (1)	35	36	-3.2%	40	-12.3%
Contract	76	68	13.0%	64	19.0%
Prepaid	18	18	-4.8%	18	-4.8%

MOU - Total (1)	95	98	-3.5%	108	-12.0%
Contract	175	184	-4.8%	172	2.1%
Prepaid	57	55	3.5%	63	-9.5%

Headcount - end of period (2)	447	494	-9.5%	541	-17%

Subscribers/Headcount	2,184	1,969	10.9%	1,573	39%

(1) These figures reflect the adopted disconnection criterion in the 1Q03
(2) Headcount = in-house and outsourced employees (excluding Call Center)
*Churn includes migration amongst post and prepaid services.
(*) 4Q02 MOU considers traffic promotional minutes to capture new subscribers during Christmas Campaign higher than previous quarters' figures

Operating Data

The number of subscribers increased 14.7% to 976 thousand and represented a net addition of 125 thousand new customers when compared to 1Q02.

Revenues

Operating revenues (in million)

	1Q03	4Q02	1Q02

Monthly subscription + Usage charges	85.6	82.7	78.0
Domestic	66.3	64.7	59.5
AD	8.0	6.1	7.6
DSL	1.6	1.7	1.9
Network usage fees	44.7	47.1	45.1
Other	3.4	3.4	3.5
Operating revenues from services	133.6	133.2	126.6
Sale of equipment	14.0	31.3	15.7
Gross operating revenues	147.6	164.6	142.3

ICMS	(24.2)	(25.3)	(22.5)
Pis/Cofins	(4.9)	(5.3)	(5.0)
ISS	(0.1)	(0.1)	0.0
Other deductions	(10.6)	(18.1)	(7.3)
Total deductions	(39.8)	(48.8)	(34.8)

Net operating revenues	107.8	115.7	107.5

Net revenues totaled R$ 107.8 million (US$ 32.1 million) in 1Q03, a 0.2% increase compared to 1Q02. We highlight revenues from services, which grew 5.4% in the first quarter of 2003, totaling R$ 133.6 million (US$ 39.8 million). This positive performance comes as a result of the customer portfolio growth, based on the acquisition of new users and an ongoing effort to retain the best subscribers.

Net revenues from handsets sales totaled R$ 5.3 million (US$ 1.6 million) in 1Q03, a 37.8% decrease compared to the first quarter of 2002, as a result of a lower sales volume.

Minutes of use (MOU) of post-paid service reached 175 in the first quarter of 2003, a 2.1% increase when compared to 1Q02 (172). Blended MOU totaled 95 in 1Q03, a 12.0% decrease in comparison with 108 in 1Q02, as a result of a lower prepaid MOU.

Blended ARPU was R$ 35 (US$ 10.3) in 1Q03, a reduction when compared to R$ 40 in 1Q02, which was partially influenced by extraordinary and non-recurring revenues recognized in 2002. Prepaid ARPU decreased 4.8% compared to 1Q02, and postpaid ARPU grew 19.0% due to our focus on high-end customers and tariff readjustments.

Wireless Data

Tele Leste Celular maintains its clear focus on the launch and management of wireless data services, with special attention given to Messaging services targeted to teenagers and young adults (both SMS and WAP).

Operating Costs

Operating costs in 1Q03, excluding depreciation and amortization, totaled R$ 79.0 million (US$ 23.6 million), a 13.3% increase compared to 1Q02. Operating costs in 1Q03 showed a 6.3% decrease compared to 4Q02 (R$ 84.3 million), due to the seasonality of the period.

Cost of equipment sold reached R$ 8.7 million (US$ 2.6 million) in 1Q03, a 7.4% decrease compared to the first quarter of 2002, mainly due to the lower volume of sales. Compared to 4Q02, cost of equipment sold dropped 53.3%, mainly due to a higher sales volume in the previous quarter.

Cost of services totaled R$ 29.4 million (US$ 8.8 million) in 1Q03, a 6.1% growth compared to the first quarter of the previous year. This is primarily a result of higher interconnection expenses and higher network maintenance related expenses. Compared to 4Q02, there was a 1.9% growth.

Selling expenses in 1Q03 reached R$ 22.6 million (US$ 6.7 million), a 17.0% increase compared to 1Q02, mostly due to higher marketing expenses.

Delinquency level accumulated 2.1% of gross revenues in 1Q03, a 0.2 p.p. decrease compared to 1Q02.

EBITDA

EBITDA totaled R$ 28.8 million (US$ 8.6 million) in 1Q03, a 24.1% decrease compared to 1Q02, basically as a result of higher selling expenses due to new competition.

EBITDA margin reached 27% in 1Q03 from 35% in 1Q02.

Excluding handset revenues and its costs, EBITDA margin reached 31.0% in 1Q03 and 39.0% in 1Q02.

Financial Expenses

Net financial expenses totaled R$ 6.7 million (US$ 2.0 million) in the first quarter of 2003, a 17.6% increase when compared to 1Q02 (R$ 5.7 million).

Although 100% of indebtedness is denominated in foreign currency (US Dollars), all financings and loans are hedge and their costs are linked to the CDI interest rate.

Net Income / Loss

Tele Leste Celular’s efforts are focusing on cost reduction and revenue increase. Notwithstanding, prevailing market conditions resulted in higher handset subsidies and other expenses due to an aggressive marketing strategy adopted by the Company. Moreover, higher depreciation expenses due to a change in the useful life of leased equipment and currency variations resulted in additional expenses and produced a net loss of R$ 16.2 million (US$ 4.8 million) in 1Q03.

Capital Expenditures

Capital expenditures in this quarter reached R$ 6.1 million (US$ 1.8 million), 27.4% below the amount recorded in 1Q02. This amount represents 6% of net revenues, 2 p.p. lower when compared to the same period in 2002.

Debt

Gross consolidated debt at the end of March was R$ 333.8 million (US$ 99.5 million), with R$ 86.1 million maturing in the short-term and R$ 247.7 million in the long-term.

Net debt on March 31, 2003, taking into account cash and hedging results, reached R$ 223.2 million (US$ 66.6 million), a 3.3% increase compared to December 31st, 2002 (R$ 216.0 million).

The gearing ratio (Net Debt/(Net Debt+Equity)) reached 34.3% in 1Q03, compared to 32.8% in 4Q02.

The breakdown of Tele Leste’s consolidated gross and net debt is as set out below:

Loans and financing (in million of R$)
		Mar. 31, 2002		Dec. 31, 2002
	Dollar	Real	Dollar	Real
	denominated	denominated	denominated	denominated
Financing with suppliers	2.4	7.9	2.5	8.8
Financial Institutions	97.2	325.8	102.1	360.8
Associated Companies

Total	99.5	333.8	104.6	369.6

(in Reais)	Mar.31,2003	Dec.31,2002
Current	86.1	99.7
Non current	247.7	269.9

Total Indebtedness	333.8	369.6
Cash and Hedge	110.6	153.6

Net Debt	223.2	216.0

Schedule for long-term debt repayment:
	Dollar	Real
	denominated	denominated
2003
2004	20.7	69.4
2005	0.7	2.4
after 2005	52.5	176.0
Total	73.9	247.7

Tables to follow:

Table 1: Consolidated Income Statement of TLCP
Table 2: Consolidated Balance Sheet of TLCP

Contacts:

Fernando Abella – Investor Relations Officer fernando.abella@vivo.com.br (5511) 3059-7061 Edson Alves Menini – Investor Relations Adviser emenini@vivo.com.br (5511) 3059-7531
Fabíola Michalski fmichalski@vivo.com.br (5511) 3059-7975	Cláudio Wenzel Lagos clagos@vivo.com.br (5511) 3059-7480

Information available at website: www.vivo-base.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TLCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TLCP does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TLCP’S CONSOLIDATED INCOME STATEMENT
(Brazilian Corporate Law)

(In million)
		Brazilian	Corporate	Law

	1Q 03	1Q 03	Δ	4Q 02	1Q 02	Δ
	R$	US$	%	R$	R$	%

Gross operating revenues from telecommunication services	133.6	39.9	0.3%	133.2	126.6	5.5%
Gross operating revenues from sales of equipment	14.0	4.2	-55.5%	31.3	15.7	-11.0%

Total gross operating revenues	147.6	44.0	-10.3%	164.5	142.3	3.7%

Total deductions	(39.8)	(11.9)	-18.5%	(48.8)	(34.7)	14.6%

Net operating revenues from telecommunication services	102.5	30.6	0.7%	101.8	99.1	3.4%
Net operating revenues from sales of equipment	5.3	1.6	-62.1%	13.9	8.5	-37.8%
Total net operating revenues	107.8	32.1	-6.9%	115.7	107.6	0.1%

Operating Costs	(79.0)	(23.6)	-6.3%	(84.3)	(69.8)	13.3%
Personnel	(8.0)	(2.4)	-24.5%	(10.6)	(7.3)	10.3%
Cost of services	(29.4)	(8.8)	1.9	(28.8)	(27.7)	6.1%
Cost of equipment sold	(8.7)	(2.6)	-53.3%	(18.6)	(9.4)	-7.4%
Selling expenses	(22.6)	(6.7)	15.8%	(19.5)	(19.3)	17.0%
General and administrative expenses	(8.0)	(2.4)	-7.4%	(8.7)	(7.2)	11.2%
Other operating expenses, net	(2.4)	(0.7)	n.a.	1.9	1.1	n.a.

Earnings before interest, tax, depreciation, amort. and equity
consolidation EBITDA	28.8	8.6	-8.5%	31.4	37.9	-24.1%
Depreciation and amortization	(46.1)	(13.8)	57.3%	(29.3)	(25.0)	84.2%

Operating income before interest, tax and equity consolidation - EBIT	(17.4)	(5.2)	n.a.	2.1	12.8	n.a.
Net interest expense	(6.7)	(2.0)	-20.7%	(8.4)	(5.7)	17.6%
Equity	-	0.0	0.0%	-	-

Operating income	(24.1)	(7.2)	279.4%	(6.3)	7.2	n.a.
Net non-operating income	(0.0)	(0.0)	-98.6%	(1.4)	(0.1)	-82.7%
Extraordinary item	-	-	0.0%	-	-

Income before income taxes	(24.1)	(7.2)	210.9%	(7.7)	7.0	n.a.
Income and social contribution taxes	7.9	2.4	350.1%	1.8	(3.5)	n.a.

Net income for the period	(16.2)	(4.8)	170.1%	(6.0)	3.6	n.a.

Dollar		3.3531

Source: PTAX

TABLE 2: TLCP’s CONSOLIDATED BALANCE SHEET
(Brazilian Corporate Law)

(In million)
		Brazilian Corporate	Law
	Mar. 31, 2002	Mar. 31, 2002	Dec. 31, 2002
ASSETS	R$	US$	R$

Current Assets	222.3	66.3	226.7

Cash and cash equivalents	63.4	18.9	81.3
Net accounts receivable trade	79.1	23.6	80.2
Inventory	17.1	5.1	17.8
Taxes deferred and receivable	27.1	8.1	30.4
Hedge agreements	16.2	4.8	7.8
Other assets	19.4	5.8	9.3

Non Current Assets	241.3	71.9	266.8

Taxes deferred and receivable	205.9	61.4	198.0
Hedge agreements	31.0	9.2	64.6
Other assets	4.3		4.2

Permanent Assets	424.7	126.7	464.5

Property, plant and equipment, net	424.1	126.5	464.5
Deferred assets	0.6	0.2	0.0

Total Assets	888.3	264.9	958.0

LIABILITIES	Mar. 31, 2002	Mar. 31, 2002	Dec. 31, 2002
		US$	R$

Current Liabilities	207.9	62.0	239.6

Payroll and related accruals	3.5	1.0	2.9
Accounts payable	91.2	27.2	106.5
Taxes and contributions payable	16.2	4.8	17.9
Interest on net worth and dividends payable	0.5	0.2	0.5
Loans and financing	86.1	25.7	99.7
Other liabilities	10.5	3.1	12.1

Non Current Liabilities	253.5	75.6	275.4

Loans and financing	247.7	73.9	269.9
Provision for contingencies	5.3	1.6	5.1
Other liabilities	0.4	0.1	0.4

Shareholders' Equity	426.8	127.3	443.0

Share capital	305.4	91.1	305.4
Goodwill special reserve	137.6	41.0	137.6
Retained earnings	(16.2)	(4.8)	0.0

Total Liabilities	888.3	264.9	958.0

Dollar		3.3531

Source: PTAX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.